Exhibit 99.1

Cash Store Financial Obtains Stay Extension and Additional DIP Financing

EDMONTON, Nov. 24, 2014 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") announces that it has obtained an order from the Ontario Superior Court of Justice (Commercial List) ("the Court") granting a stay extension under its current Companies' Creditors Arrangement Act ("CCAA") proceedings to February 27, 2015.

The Court also authorized the Company and its subsidiaries to enter into the Third Amending Agreement to the Amended and Restated Debtor-in-Possession Term Sheet ("Third Amended DIP Facility") pursuant to which an additional loan in the aggregate amount of $7 million will be available to the Company. The amounts made available under the Third Amended DIP Facility are required to provide urgent and necessary liquidity in order to continue going concern operations and continue the sale process in an effort to maximize value for stakeholders.

On October 9, 2014 the Company announced that it had entered into a binding agreement (the "Agreement") to sell a portion of its business and assets (the "Transaction") to National Money Mart Company. The Agreement and the completion of the Transaction remain subject to Court approval in Canada, certain regulatory approvals and the satisfaction of certain closing conditions customary to transactions of this nature. The current expectation is that the transaction will be completed in early 2015, following Court and regulatory approval.

The Court also approved the Eleventh Report of the Monitor, FTI Consulting Canada Inc., dated October 10, 2014. A copy of this report, as well as other orders of the Court, including details on the sales process, as well as other details regarding the Company's CCAA proceedings is available on the Monitor's website at http://cfcanada.fticonsulting.com/cashstorefinancial.

Cash Store Financial remains open for business and will continue to provide updates on its restructuring and the Cash Store Sale Process as matters advance.

About Cash Store Financial

Cash Store Financial and Instaloans primarily act as lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides private-label debit cards.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any Debtor-in-Possession ("DIP") financing agreement entered into by Cash Store Financial, and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at http://www.sedar.com), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information: William Aziz, Chief Restructuring Officer, baziz@bluetreeadvisors.com; Media: Joel Shaffer, Longview Communications, 416-649-8006

CO: The Cash Store Financial Services Inc.

CNW 11:51e 24-NOV-14